Sharon D. Mitchell, Attorney at Law
57492 Onaga Trail, Yucca Valley, California 92284
(248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

16 December 2010

Ms. Heather Clark
Division of Corporation Finance
United States Securities and
 Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Green Oasis Environmental, Inc.
Item 4.01 Form 8-K
Item 4.02 Form 8-K
Filed December 1, 2010
File No. 033-68304-02

Dear Ms. Clark:

We are in receipt of your correspondence dated December 14, 2010, and on behalf of Mr. Peter Margiotta, President and Director of Green Oasis Environmental, Inc., I would like to take the opportunity to respond to same.

General

1.	Please file an amended 8-K to disclose the following:
∙
That the original 8-K filed on 12/1/10 erroneously included information under Item 4.01 concerning the hiring of an accountant and the restatement of financial statements and such disclosure was made in error and should not have been included.

∙	That the original 8-K filed on 12/1/10 erroneously included information under Item 4.02 concerning the restatement of financial statements, as audited financial statements have not been filed.
∙
Include further detail concerning when the company changed ownership, the fact that the company was dormant from 1999 to 2009, and as a result, the company’s annual and quarterly reports have been delinquent and there was no prior auditor to dismiss as a result of the dormancy and related delinquency in filing reports.

∙
That the company is in the process of finding and engaging a PCAOB registered accounting firm in order to bring the financial statements current.  Include your statement from your response to comment 6 in your letter dated December 7, 2010 that the company will file an Item 4.01 8-K when a PCAOB registered accounting firm is engaged.

Response:

We will file a Form 8-K amending Items 4.01 and 4.02 addressing the above-referenced concerns as follows:

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01:  Changes in Registrant’s Certifying Accountant.

Green Oasis Environmental, Inc. filed a Form 8-K, on December 1, 2010, wherein incorrect information was included regarding the hiring of a certified accountant. This information was made in error and should not have been included.  Only unaudited financial statements have been filed for the fiscal year 2009.

Item 4.02:  Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Our Form 8-K filed on December 1, 2010, included incorrect information regarding past financial statements.  We have not been able to file audited financial statements to date; however, unaudited financial statements for 2009 were filed with our Form 8-K/A on December 9, 2010.

Green Oasis Environmental, Inc. was dormant from 1999 to 2009, when Mr. Margiotta purchased the company.  As a result, the company’s annual and quarterly reports have been delinquent and we have had no prior auditor to dismiss as a result of the dormancy and related delinquency in filing reports.

Our Company is in the process of finding and engaging a PCAOB registered accounting firm in order to bring the financial statements current. As soon as we have engaged a PCAOB accounting firm, we will file a Form 8-K including Item 4.01 announcing our engagement of same.  Further, the Company will file quarterly reports for 2010 as soon as they become available.

Further, and in connection with this response, we acknowledge and understand the following:

∙	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or to contact Peter Margiotta at (780) 443-4237 (Phone) or (780) 489-3935 (Facsimile).

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell